Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December 6, 2004

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

Allotment of Shares

On 1 December 2004 Gallaher Group Plc allotted 336,121 new 10p ordinary shares in the Company in respect of options that have been exercised under the Company's Savings Related Share Option Schemes. The shares were allotted at the following prices:

14,874	shares at £2.34
71,936	shares at £3.50 (following maturity of the 1999 – 5 year scheme)
249,311	shares at £3.67 (following maturity of the 2001 – 3 year scheme)

336,121	total shares

The total number of Gallaher Group Plc shares in issue now stands at: 654,950,771 shares.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Tom Keevil
	Name:	Tom Keevil
Date: December 6, 2004	Title:	Company Secretary